[Macquarie Capital (USA) Inc. Letterhead]

July 30, 2010

VIA EDGAR AND FACSIMILE

Michael R. Clampitt, Senior Attorney

Matt McNair, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Facsimile:  (703) 813-6983

Re:          Tennessee Commerce Bancorp, Inc.

Registration Statement on Form S-1, as amended (File No. 333-167114)

Ladies and Gentlemen:

The undersigned, as representative of the several underwriters participating in the offering (the “Offering”) of shares of common stock of Tennessee Commerce Bancorp, Inc. (the “Company”) pursuant to the Company’s Registration Statement on Form S-1, as amended (File No. 333-167114) (the “Registration Statement”), pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended (the “Act”), hereby joins in the Company’s request that the effective date of the Registration Statement be accelerated so that it will be declared effective at 1:30 p.m., Eastern Time, on August 3, 2010, or as soon thereafter as practicable.

The undersigned wishes to inform you that, pursuant to Rule 460 under the Act, it will provide to each underwriter and dealer who it is reasonably anticipated will be invited to participate in the Offering as many copies of the Preliminary Prospectus, dated July 28, 2010, as appears to be reasonable to secure adequate distribution of such Preliminary Prospectus.  The undersigned also wishes to advise you that approximately 1,000 copies of the Preliminary Prospectus have been distributed between July 28, 2010 and July 30, 2010 to prospective underwriters, institutional investors and others.

The undersigned, as representative of the several underwriters, is, and each underwriter and dealer has advised the undersigned that it is, aware of its obligations under Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Yours faithfully
Macquarie Capital (USA) Inc.

/s/ Tim Bishop	/s/ Tim Gould
Tim Bishop	Tim Gould
Executive Director, Office Head (US)	Division Director, Head of US Syndication
Macquarie Capital Advisors	Macquarie Capital Advisors